UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )(1)

Blair Corporation

(Name of Issuer)

Common Stock, Without Nominal or Par Value

(Title of Class of Securities)

092828102

(CUSIP Number)

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois  60601

Telephone:  (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,521

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 312,521

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GOLDEN GATE CAPITAL INVESTMENT FUND II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,521

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 312,521

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ZZZ HOLDINGS LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,521

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 312,521

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CATALOG HOLDINGS LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,521

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 312,521

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID C. DOMINIK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 312,521

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 312,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JESSE T. ROGERS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 312,521

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 312,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) APPLESEED’S TOPCO, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BLR ACQUISITION CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

This Statement is jointly filed by ZZZ Holdings LLC, a Delaware limited liability company (“ZZZ”), Golden Gate Capital Investment Fund II, L.P., a Delaware limited partnership (“GGC Fund II”), Golden Gate Capital Management II, L.L.C., a Delaware limited liability company (“GGC Management II”), David C. Dominik, a citizen of the United States, Jesse T. Rogers, a citizen of the United States, Catalog Holdings LLC, a Delaware limited liability company (“Holdings”), Appleseed’s Topco, Inc., a Delaware corporation (“Appleseed’s”) and BLR Acquisition Corp., a Delaware corporation (“BLR”), relating to the shares of Common Stock of Blair Corporation, a Delaware corporation (the “Issuer”).

Item 1.	Security and Issuer

Securities acquired:	Shares of Common Stock, without nominal or par value (the “Common Stock”)

Issuer:	Blair Corporation
220 Hickory Street
Warren, Pennsylvania 16366

Item 2.	Identity and Background

(a) -- (c)  This Statement is jointly filed by ZZZ, GGC Fund II, GGC Management II, David C. Dominik, Jesse T. Rogers, Holdings, Appleseed’s and BLR (collectively, the “Reporting Persons”).  Messrs. Dominik and Rogers are the Principal Managing Directors of GGC Management II, which in turn is the sole general partner of GGC Fund II, which in turn owns a controlling equity interest in Holdings, which in turn is the sole owner of ZZZ.  As a result, each of Holdings, GGC Fund II, GGC Management II and Messrs. Dominik and Rogers may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all the shares of Common Stock held by ZZZ.  By virtue of their positions as the Principal Managing Directors of GGC Management II, Messrs. Dominik and Rogers have the shared power to vote and dispose of the Issuer’s shares of Common Stock owned by ZZZ.  BLR is a wholly owned subsidiary of Appleseed’s, which is controlled by Holdings.  The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The principal occupation of each of Messrs. Dominik and Rogers is to serve as a Principal Managing Director of GGC Management II.  The principal business of GGC Management II is to act as the general partner of various investment funds, including GGC Fund II.  The principal business of GGC Fund II is investing in businesses and companies.

The principal activity of Holdings is to serve as a holding company for several businesses, including Appleseed’s, which, in turn, is a holding company for several businesses engaged in the production, sale, distribution and marketing of apparel, accessories and household goods.

The principal business of ZZZ is investing in securities of the Issuer.

The principal business of BLR is to serve as the entity through which Appleseed’s would effect an acquisition of the Issuer.

The principal business address for each of ZZZ, GGC Management II, GGC Fund II, Holdings and Messrs. Dominik and Rogers is care of Golden Gate Private Equity, Inc., One Embarcadero Center, 33rd Floor, San Francisco, California  94111.

The principal business address for each of BLR and Appleseed’s is 30 Tozer Road, Beverly, Massachusetts  01915.

Certain information required by this Item 2 concerning (i) GGC Management II’s Managing Directors, (ii) the Managers of Holdings, (iii) the executive officers and directors of Appleseed’s and (iv) and the executive officers and directors of BLR, is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d)  During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of ZZZ, GGC Management II, GGC Fund II, BLR, Holdings and Appleseed’s is organized under the laws of the State of Delaware.  Messrs. Dominik and Rogers are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As of January 10, 2007, ZZZ had invested approximately $10,611,754.41(inclusive of brokerage commissions) to purchase the 312,521 shares of Common Stock it owns.  ZZZ obtained such funds through loans from Holdings and Appleseed’s.  The source for these loans was the cash on hand of Holdings and Appleseed’s.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the shares of Common Stock in order to facilitate a merger or other business combination with the Issuer.  On January 3, 2007, Appleseed’s delivered a preliminary acquisition proposal to the Issuer wherein, subject to the terms and conditions set forth therein, Appleseed’s proposed to acquire all of the outstanding Common Stock for a cash purchase price of $37.50 per share.  In addition, Appleseed’s indicated that the proposal was not conditioned upon the receipt of financing.  Subsequent to the stock purchases referenced herein, Appleseed's and the Issuer commenced, and are currently engaged in, substantive negotiations regarding the terms and conditions of a business combination, including the purchase price.  At this time, Appleseed's can provide no assurances as to whether it will reach an agreement with the Issuer or, if it does reach an agreement with the Issuer, what will be the final terms and conditions of such agreement.

Appleseed’s is seeking to acquire control of, and the entire equity interest in, the Issuer through a merger or other business combination.  Pursuant to such a merger or other business combination, all of the outstanding shares of Common Stock not owned by Appleseed’s or any of its subsidiaries would be converted into the right to receive cash in an amount to be determined.  Upon the consummation of any such merger or other business combination, the Common Stock would no longer be traded on the American Stock Exchange and the Issuer would no longer be required to file reports with the Securities and Exchange Commission.  Except as outlined above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraph (a) - (j) of Item 4 of Schedule 13D.   The Reporting Persons may seek to acquire additional shares of Common Stock through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices to be determined.  The Reporting Persons also reserve the right to dispose of the shares of Common Stock that they have acquired or may acquire.  The Reporting Persons may in the future change their intentions with respect to any and all matters referred to in Item 4.

Item 5.        Interest in Securities of the Issuer

(a)           The aggregate percentage of share of Common Stock reported to be owned by the Reporting Persons is based upon 3,839,388 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 3, 2006, as reported in the Issuer’s Form 10-Q filed the Commission on November 9, 2006.

As of January 17, 2007, ZZZ beneficially owned approximately 312,521 shares of Common Stock, representing approximately 8.1% of the issued and outstanding Common Stock of the Issuer.

Holdings, which is the sole owner of ZZZ, may also be deemed to beneficially own the 312,521 shares of Common Stock beneficially owned by ZZZ.

GGC Fund II, which owns a controlling equity interest in Holdings, which in turn is the sole owner of ZZZ, may also be deemed to beneficially own the 312,521 shares of Common Stock beneficially owned by ZZZ.

GGC Management II, as the sole general partner of GGC Fund II, which in turn owns a controlling equity interest in Holdings, which in turn is the sole owner of ZZZ, may also be deemed to beneficially own the 312,521 shares of Common Stock beneficially owned by ZZZ.

Messrs. Dominik and Rogers, as the Principal Managing Directors of GGC Management II, the sole general partner of GGC Fund II, which in turn owns a controlling equity interest in Holdings, which in turn is the sole owner of ZZZ, may also be deemed to beneficially own the 312,521 shares of Common Stock beneficially owned by ZZZ.

BLR and Appleseed’s, as the parent of BLR, may also be deemed to beneficially own the 312,521 shares of Common Stock beneficially owned by ZZZ, as each of BLR and Appleseed’s may be considered part of a “group” under Section 13(d)(3) of the Act that includes ZZZ.

GGC Fund II, GGC Management II, Mr. Dominik, Mr. Rogers, Holdings, BLR and Appleseed’s disclaim beneficial ownership of the shares of Common Stock held by ZZZ, except to the extent of their respective pecuniary interest therein.

(b)           By virtue of their positions with GGC Management II, Messrs. Dominik and Rogers have the shared power to vote and dispose of the shares of Common Stock owned by ZZZ reported in this Statement.

(c)           Schedule B annexed hereto lists all transactions in the Common Stock during the past sixty days by the Reporting Persons.  The transactions in the Common Stock were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

1.             Joint Filing Agreement by and among ZZZ Holdings LLC, Golden Gate Capital Investment Fund II, L.P., Golden Gate Capital Management II, L.L.C., David C. Dominik, Jesse T. Rogers, Catalog Holdings LLC, Appleseed’s Topco, Inc. and BLR Acquisition Corp., dated as of January 18, 2007.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 18, 2007		ZZZ Holdings LLC

	By:	/s/ David C. Dominik
David C. Dominik
Manager

Golden Gate Capital Investment Fund II, L.P

	By:	Golden Gate Capital Management II, L.L.C., its general partner

	By:	/s/ David C. Dominik
David C. Dominik
Principal Managing Director

GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

	By:	/s/ David C. Dominik
David C. Dominik
Principal Managing Director

/s/ David C. Dominik
David C. Dominik

/s/ Jesse T. Rogers
Jesse T. Rogers

CATALOG HOLDINGS LLC

	By:	/s/ David C. Dominik
David C. Dominik
Manager

APPLESEED’S TOPCO, INC.

	By:	/s/ David C. Dominik
David C. Dominik
Director

BLR ACQUISITION CORP.

	By:	/s/ David C. Dominik
David C. Dominik
President and Director

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING
PERSONS

GGC Management II is a limited liability company that is managed by five Managing Directors (David C. Dominik, Jesse T. Rogers, Prescott H. Ashe, Kenneth J. Diekroeger and Stefan Kaluzny).  GGC Management II is controlled by two Principal Managing Directors (David C. Dominik and Jesse T. Rogers).  Each of the Managing Directors of GGC Management II is a United States citizen.  With respect to their positions with GGC Management II, the principal business address of each of the Managing Directors of GGC Management II is care of Golden Gate Private Equity, Inc., One Embarcadero Center, 33rd Floor, San Francisco, California  94111.

Holdings is a limited liability company managed by two Managers (David C. Dominik and Stefan Kaluzny).  By virtue of Holdings being the sole owner of ZZZ, the Managers of Holdings have the shared power, acting by majority vote, to vote or dispose of the Common Stock owned by ZZZ.  With respect to their positions with Holdings, the principal business address of each of the Managers of Holdings is care of Golden Gate Private Equity, Inc., One Embarcadero Center, 33rd Floor, San Francisco, California  94111.

Appleseed’s is a corporation that is controlled by Holdings.  The table below sets forth the  current executive officers and directors of Appleseed’s.  Each of Appleseed’s officers and directors is a United States citizen.  Mr. Attenborough’s principal occupation is serving as the Chief Executive Officer and Chairman of the Board of Appleseed’s.  Mr. Olshansky’s principal occupation is serving as a Principal of GGC Management II.  With respect to their positions with Appleseed’s, the business address of each executive officer and director is care of Appleseed's Topco, Inc., 30 Tozer Road, Beverly, Massachusetts  01915.

Name	Position(s) with Appleseed’s
T. Neale Attenborough	Chief Executive Officer and Chairman of the Board
Stefan Kaluzny	President, Secretary and Director
Joshua Olshansky	Vice President, Assistant Secretary and Director
David C. Dominik	Director

BLR, a wholly owned subsidiary of Appleseed’s, is a corporation.  The table sets forth the current executive officers and directors of BLR.  With respect to their positions with BLR, the business address of each executive officer and director is care of Appleseed's Topco, Inc., 30 Tozer Road, Beverly, Massachusetts  01915.

Name	Position(s) with BLR
David C. Dominik	President and Director
Stefan Kaluzny	Vice President, Secretary and Director
Joshua Olshansky	Vice President, Assistant Secretary and Director

SCHEDULE B

TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING THE PAST 60 DAYS

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase
	ZZZ Holdings LLC

2,300	$30.0970	12/14/2006
1,300	$30.7108	12/15/2006
32,800	$31.3348	12/18/2006
24,300	$31.3196	12/19/2006
11,600	$31.5811	12/20/2006
7,600	$32.2025	12/21/2006
1,700	$32.1941	12/26/2006
1,200	$32.5283	12/28/2006
3,000	$32.6967	12/29/2006
15,200	$32.9691	1/3/2007
13,500	$33.7319	1/4/2007
33,970	$34.2900	1/5/2007
13,300	$33.9289	1/5/2007
400	$34.5000	1/8/2007
127,051	$35.0900	1/8/2007
3,200	$34.8431	1/9/2007
5,100	$35.0612	1/9/2007
15,000	$36.5100	1/10/2007

Golden Gate Capital Investment Fund II, L.P.

None

Golden Gate Capital Management II, L.L.C.

None

Mr. David C. Dominik

None

Mr. Jesse T. Rogers

None

Catalog Holdings LLC

None

Appleseed’s Topco, Inc.

None

BLR Acquisition Corp.

None

Exhibit Index

Exhibit

1

Joint Filing Agreement by and among ZZZ Holdings LLC, Golden Gate Capital Investment Fund II, L.P., Golden Gate Capital Management II, L.L.C., David C. Dominik, Jesse T. Rogers, Catalog Holdings LLC, Appleseed’s Topco, Inc. and BLR Acquisition Corp., dated as of January 18, 2007.